Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: On October 18, 2019, at 10:00 a.m., at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, State of São Paulo, Zip Code 01452-919, the Board of Directors of Suzano S.A. (“Company”) held the Meeting.

2.                                     Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mr. Marcelo Feriozzi Bacci, the Company’s CFO was invited to make the presentation.

3.                                     Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.                                     Agenda: (4.1) analysis and resolution on the execution, by the Company and/or any of its subsidiaries, of: (a) new operations of advance on currency exchange contracts (“ACC”), advance on foreign currency receivables (“ACE”) and/or of export prepayment agreement (“EPP”); and (b) amendments to the operations of ACC, ACE and/or EPP with maturing in October and November of 2019; (4.2) granting, by the Company and/or any of its subsidiaries, of guarantee the full and timely payment of all obligations assumed by the Company and/or any of its subsidiaries, as applicable, under the operations of ACC, ACE and EPP referred in item 4.1 above, if approved; (4.3) authorize any of the Company’s Officers, jointly, to perform any and all acts, necessary or convenient to the resolutions above, if approved; and (4.4.) ratify all acts that have been performed by the Company’s management related to the above matters.

5.                                     Minutes in summary form: The Board Members unanimously resolved to draw up these minutes in summary form.

6.                                     Presentation and Deliberations of the Agenda:

6.1.                           Requested, Mr. Marcelo Bacci presented the material related to the Company’s debt profile, was proposed the approval by this Board of Directors the execution of new operations

(continuation of the Minutes of the Meeting of the Board of Directors of Suzano S.A., held on October 18, 2019 at 10:00 a.m.)

of ACC, ACE and/or EPP, as well as the execution of amendments to the ACC, ACE and/or EPP maturing in October and November of 2019.

After the conclusion of the discussion and heard the Management Committee and there were no objections to the matter presented nor to what was clarified, the Board Members, unanimously and without reservations, approved the execution, by the Company and/or any of its subsidiaries, of: (a) new operations of ACC, ACE and/or EPP; and (b) amendments to the operations of ACC, ACE and/or EPP with maturing in October and November of 2019; limited in cases (a) and (b) to the overall amount of four hundred and fifty million dollars (US$ 450,000,000.00).

6.2.                           The Board Members, unanimously and without reservations, approved the granting, by the Company and/or any of its subsidiaries, of guarantee the full and timely payment of all obligations assumed by the Company and/or any of its subsidiaries, as applicable, under the operations of ACC, ACE and EPP referred in the deliberation above.

6.3.                           The Board Members, unanimously and without reservations, authorized the Company’s Officers, jointly, to perform any and all acts, necessary or convenient to the resolutions above.

6.4.                           The Board Members, unanimously and without reservations, ratified all acts performed by the Company’s performed by the Company’s management related to the above matters.

7.                                     Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drawn up, read and approved by all Board Members present. Signatures: Presiding: David Feffer — Chairman; Vitor Tumonis — Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

This is a true copy of the original drawn up in the records of the Company.

São Paulo, SP, October 18, 2019.

Vitor Tumonis
Secretary